

🔍 Search

🏠 👥 💼 💬 🔔 👤 ⬛ ▶



Connect   Message   More...

Richard Allen · 3rd

Degrees Plato Taproom and Bottle Shop

Oakland, California · 244 connections · Contact info

🛡 Degrees Plato Taproom & Bottle Shop
Thomas Edison State College

About

Craft Beer Sales and Marketing Specialist

Experience

Owner & General Manager

Degrees Plato Taproom & Bottle Shop
Mar 2015 – Present · 4 yrs 10 mos
Oakland

www.degreesplato.com

Craft Beer and Restaurant Consultant

Self
Nov 2011 – Present · 8 yrs 2 mos

People Also Viewed

Lisa Marie Buono · 2nd
Director of Talent Acquisition, Corporate at Marriott Vacations Worldwide

Donna Bucella · 3rd
Chief Compliance Officer, 7-Eleven Inc.

Zac Taylor · 3rd
Northern California Area Sales Manager at GT'S Kombucha

Melissa Naranjo · 2nd
Sr. Recruitment Professional, Global Talent Acquisition/HR - Hiring Top Talent, Active TS/SCI

Alan Orlob · 2nd
Hospitality/Crisis Management/Travel

Messaging



Beertender
Mikkeller
Aug 2013 – Aug 2016 · 3 yrs 1 mo
San Francisco, California

Independent Sales Consultant
Fort Point Beer Company
May 2014 – Sep 2014 · 5 mos
San Francisco Bay Area

Business Development On Premise

Bay Area Brand Ambassador
Devil's Canyon Brewing Company
Jun 2012 – Jul 2013 · 1 yr 2 mos
san francisco bay area

Sales Marketing

Show 5 more experiences ⌄

Education

Thomas Edison State College
Environmental Science
2008 – 2009

GEICO Direct
Insurance License, property and casualty insurance
2003 – 2004

Platt College
Diploma, Graphic Design
2000 – 2001
Activities and Societies: Designed T-shirts for Leukemia Lymphoma Society Fundraiser

design, typography, composition, digital paint, and illustration techniques. Training includes



 Messaging



Search

Show 2 more education ⌄





 Messaging

 Search

 Messaging